FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

 REPORT OF FOREIGN ISSUER

 Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of December, 2017

 UNILEVER N.V.
(Translation of registrant's name into English)

WEENA 455, 3013 AL, P.O. BOX 760, 3000 DK, ROTTERDAM, THE NETHERLANDS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Exhibit 99 attached hereto is incorporated herein by reference.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNILEVER N.V.

/S/ T.E. LOVELL By T.E. LOVELL SECRETARY

Date: 15 December 2017

                                         EXHIBIT INDEX
                                         ------------------------

EXHIBIT NUMBER	EXHIBIT DESCRIPTION
99	Notice to Euronext, Amsterdam dated 15th December 2017
UNILEVER TO SELL SPREADS TO KKR FOR EUR 6.825 BN

Exhibit 99

UNILEVER TO SELL ITS SPREADS BUSINESS TO KKR FOR €6.825 BILLION

London/Rotterdam- December 15 2017 - Unilever, one of the world's leading suppliers of Personal Care, Home Care and Food and Refreshment products, has received a binding offer from KKR to purchase its global Spreads business for €6.825 billion on a cash-free, debt-free basis.

Paul Polman, CEO of Unilever said "In April of this year we set out our 2020 programme to accelerate sustainable value creation. After a long history in Unilever we decided that the future of the Spreads business would lie outside the Group.  The announcement today marks a further step in reshaping and sharpening our portfolio for long term growth. The consideration recognises the market leading brands and the improved momentum we have achieved. I am confident that under KKR's ownership, the Spreads business with its iconic brands will be able to fulfil its full potential as well as societal responsibilities."

Nicolas Liabeuf, CEO of Spreads, who will continue to lead the business, added "There is a positive momentum in the performance of the Spreads business and we are excited about continuing this journey with KKR. We are confident that our business and the entrepreneurial spirit of our people will thrive further under new ownership."

Johannes Huth, Head of KKR EMEA said: "The strength of the portfolio of consumer brands in Spreads provides a firm foundation for future growth. We look forward to deploying our global network and operational expertise to support the business's growth ambitions, while continuing to follow Unilever's responsible sourcing policies, including working towards the goal of sourcing 100 per cent sustainable palm oil by 2019."

The investment is being funded by both the European and N. American private equity funds of KKR.

The offer is subject to certain regulatory approvals and employee consultation in certain jurisdictions. Completion is expected mid-2018. Unilever intends to return the net cash realised to shareholders, unless more value-creating acquisition alternatives arise. The transaction constitutes a class 2 transaction for the purposes of the UK Listing Rules.  Further information about Unilever's Spreads business is provided below

For further information:

Unilever PLC Unilever House 100 Victoria Embankment London EC4Y 0DY United Kingdom	Unilever NV Weena 455 3013AL Rotterdam Netherlands

Media: Paul Matthews +44 775 276 8888 Paul.Matthews@unilever.com Treeva Fenwick +44 779 903 3391 Treeva.Fenwick@unilever.com Jonathan Sibun +44 777 999 9683 jsibun@tulchangroup.com	Media: Fleur Van-Bruggen +31 615 008 293 Fleur-van.bruggen@unilever.com Media Relations Rotterdam: +31 (0)10 217 4844
Unilever Investor Relations: +44 (0)20 7822 6830 investor.relations@unilever.com KKR: Alastair Elwen Finsbury +44 207 251 3801 alastair.elwen@finsbury.com

About Unilever Spreads

Unilever's Spreads business includes brands such as Becel, Flora, Country Crock, Blue Band, I Can't Believe It's Not Butter, Rama and ProActiv.  It operates across 66 countries around the world.  In 2016 the business had a turnover of €3,032 million, EBITDA (before any carveout adjustments under new ownership) of €680 million, and assets of €1,108 million.

This announcement, including the information contained in this release, excludes the South Africa Spreads business. As previously announced, Unilever will acquire Remgro's 25.75% shareholding in Unilever South Africa Holdings (Pty) Ltd (Unilever SA) in exchange for the Unilever Spreads business in Southern Africa as well as a cash consideration.

About Unilever

Unilever is one of the world's leading suppliers of Personal Care, Home Care and Food and Refreshment products with sales in over 190 countries and reaching 2.5 billion consumers a day. It has 169,000 employees and generated sales of €52.7 billion in 2016. Over half (57%) of the company's footprint is in developing and emerging markets. Unilever has more than 400 brands found in homes all over the world, including Persil, Dove, Knorr, Domestos, Hellmann's, Lipton, Wall's, PG Tips, Ben & Jerry's, Magnum and Lynx.

Unilever's Sustainable Living Plan underpins the company's strategy and commits to:

* Helping more than a billion people take action to improve their health and well-being by 2020.
* Halving the environmental impact of our products by 2030.
* Enhancing the livelihoods of millions of people by 2020.

The USLP creates value by driving growth and trust, eliminating costs and reducing risks. The company's sustainable living brands are growing 50% faster than the rest of the business and delivered more than 60% of the company's growth in 2016.
Unilever was ranked number one in its sector in the 2017 Dow Jones Sustainability Index. In the FTSE4Good Index, it achieved the highest environmental score of 5. It led the list of Global Corporate Sustainability Leaders in the 2017 GlobeScan/SustainAbility annual survey for the seventh year running. Unilever has pledged to become carbon positive in its operations by 2030. For more information about Unilever and its brands, please visit www.unilever.com. For more information on the USLP: www.unilever.com/sustainable-living/

About KKR

KKR is a leading global investment firm that manages multiple alternative asset classes, including private equity, energy, infrastructure, real estate, credit and, through its strategic manager partnerships, hedge funds. KKR aims to generate attractive investment returns by following a patient and disciplined investment approach, employing world-class people, and driving growth and value creation with KKR portfolio companies. KKR invests its own capital alongside its partners' capital and provides financing solutions and investment opportunities through its capital markets business. References to KKR's investments may include the activities of its sponsored funds. For additional information about KKR & Co. L.P. (NYSE: KKR), please visit KKR's website at www.kkr.com and on Twitter @KKR_Co.

Cautionary Statement/Safe Harbour:

This announcement may contain forward-looking statements, including 'forward-looking statements' within the meaning of the United States Private Securities Litigation Reform Act of 1995, including statements related to underlying sales growth and underlying operating margin. Words such as 'will', 'aim', 'expects', 'anticipates', 'intends', 'looks', 'believes', 'vision', or the negative of these terms and other similar expressions of future performance or results, and their negatives, are intended to identify such forward-looking statements. These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the Unilever Group (the "Group"). They are not historical facts, nor are they guarantees of future performance.
Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements. Among other risks and uncertainties, the material or principal factors which could cause actual results to differ materially are: Unilever's global brands not meeting consumer preferences; Unilever's ability to innovate and remain competitive; Unilever's investment choices in its portfolio management; inability to find sustainable solutions to support long-term growth; customer relationships; the recruitment and retention of talented employees; disruptions in our supply chain; the cost of raw materials and commodities; the production of safe and high quality products; secure and reliable IT infrastructure; successful execution of acquisitions, divestitures and business transformation projects; economic and political risks and natural disasters; the effect of climate change on Unilever's business; financial risks; failure to meet high and ethical standards; and managing regulatory, tax and legal matters. These forward-looking statements speak only as of the date of this announcement. Except as required by any applicable law or regulation, the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. Further details of potential risks and uncertainties affecting the Group are described in the Group's filings with the London Stock Exchange, Euronext Amsterdam and the US Securities and Exchange Commission, including in the Annual Report on Form 20-F 2016 and the Unilever Annual Report and Accounts 2016.